SCHEDULE B

RULE 10f-3 REPORT FORM

Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures

1. Name of Fund: LPL Fixed Income Fund
2. Name of Issuer: Barrick Gold 4.875
3. Underwriter from whom purchased: Morgan Stanley
4. Affiliated Underwriter managing or participating in underwriting syndicate: DBSI
5. Aggregate principal amount of purchase by all investment companies advised by the Adviser: 10,000,000
6. Aggregate principal amount of offering: 350,000,000
7. Purchase price (net of fees and expenses): 99.538
8. Offering price at close of first day on which any sales were made: 99.538
9. Date of Purchase: 11/08/04
10. Date offering commenced: 11/08/04
11. Commission, spread or profit: .40 % $ 4.00 / share
12. Have the following conditions been satisfied?

a. The securities are:

	Yes	No
part of an issue registered under the Securities Act of 1933 which is being offered to the public;	Y	
part of an issue of Government Securities;		
Eligible Municipal Securities;		
sold in an Eligible Foreign Offering; OR		
sold in an Eligible Rule 144A Offering?		

(See Rule 10f-3 Procedures for definitions of defined terms used herein.)

Question #4, Have merrill Trade Tickets & 10f-3 Forms

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   _Y_ _____

(2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   _____ _____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   _Y_ _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: __Robert Horn_____

Title: ___Assistant Vice President_____

Date: ____January 25, 2005_____

SCHEDULE B

RULE 10f-3 REPORT FORM

Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures

1. Name of Fund: _____LPL Fixed Income Fund_____

2. Name of Issuer: _____Morgan Stanley_____

3. Underwriter from whom purchased: _____Morgan Stanley_____

4. Affiliated Underwriter managing or participating in underwriting syndicate: ____DBSI____

   _____

5. Aggregate principal amount of purchase by all investment companies advised by the
   Adviser: _____50,000,000_____

6. Aggregate principal amount of offering:
   _____1,750,000,000_____

7. Purchase price (net of fees and expenses): _____99.649_____

8. Offering price at close of first day on which any sales were made: _____99.649_____

9. Date of Purchase: _____11/04/04_____

10. Date offering commenced: _____11/04/04_____

11. Commission, spread or profit: ____.35_____% $___3.50____ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

   part of an issue registered under the Securities Act of 1933   _Y_   ____
   which is being offered to the public;

   part of an issue of Government Securities;   ____   ____

   Eligible Municipal Securities;   ____   ____

   sold in an Eligible Foreign Offering; OR   ____   ____

   sold in an Eligible Rule 144A Offering?   ____   ____

   (See Rule 10f-3 Procedures for definitions of defined terms used
   herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __Y__ _____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   _____ _____

c. The underwriting was a firm commitment underwriting?   __Y__ _____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __Y__ _____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __Y__ _____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __Y__ _____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   _____ _____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   _Y___   _____

(2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   _____   _____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   _Y__   _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: __Robert Horn_____

Title: ___Assistant Vice President_____

Date: _____January 25, 2005_____

SCHEDULE B

RULE 10f-3 REPORT FORM

Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures

1. Name of Fund: _____LPL Fixed Income Fund_____

2. Name of Issuer: _____Petra-Canada 5.00_____

3. Underwriter from whom purchased: _____JPM Chase_____

4. Affiliated Underwriter managing or participating in underwriting syndicate: ___DBSI___

   _____

5. Aggregate principal amount of purchase by all investment companies advised by the
   Adviser: _____15,000,000_____

6. Aggregate principal amount of offering: _____400,000,000_____

7. Purchase price (net of fees and expenses): _____99.472_____

8. Offering price at close of first day on which any sales were made: _____99.472_____

9. Date of Purchase: _____11/08/04_____

10. Date offering commenced: _____11/08/04_____

11. Commission, spread or profit: ___.65___ % $___6.50___ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

   part of an issue registered under the Securities Act of 1933   _Y_   ___
   which is being offered to the public;

   part of an issue of Government Securities;   ___   ___

   Eligible Municipal Securities;   ___   ___

   sold in an Eligible Foreign Offering; OR   ___   ___

   sold in an Eligible Rule 144A Offering?   ___   ___

   (See Rule 10f-3 Procedures for definitions of defined terms used
   herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __Y__ _____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   _____ _____

c. The underwriting was a firm commitment underwriting?   __Y__ _____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __Y__ _____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __Y__ _____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __Y__ _____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   _____ _____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   _Y_   _____

(2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   _____   _____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   _Y_   _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: Robert Horn

Title: Assistant Vice President

Date: January 25, 2005

SCHEDULE B

RULE 10f-3 REPORT FORM

Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures

1. Name of Fund: _____ LPL Fixed Income Fund _____

2. Name of Issuer: _____ SBC Communications 4.125 _____

3. Underwriter from whom purchased: _____ JPM Chase _____

4. Affiliated Underwriter managing or participating in underwriting syndicate: ___ DBSI ___

_____

5. Aggregate principal amount of purchase by all investment companies advised by the
   Adviser: _____ 45,000,000 _____

6. Aggregate principal amount of offering:
   _____ 2,250,000,000 _____

7. Purchase price (net of fees and expenses): _____ 99.978 _____

8. Offering price at close of first day on which any sales were made: _____ 99.978 _____

9. Date of Purchase: _____ 10/27/04 _____

10. Date offering commenced: _____ 10/27/04 _____

11. Commission, spread or profit: _____ .35 _____ % $ _____ 3.5 _____ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

	Yes	No
part of an issue registered under the Securities Act of 1933 which is being offered to the public;	Y	
part of an issue of Government Securities;		
Eligible Municipal Securities;		
sold in an Eligible Foreign Offering; OR		
sold in an Eligible Rule 144A Offering?		

(See Rule 10f-3 Procedures for definitions of defined terms used
herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR ___Y__ _____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates? _____ _____

c. The underwriting was a firm commitment underwriting? ___Y__ _____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period? __Y__ _____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years? ___Y__ _____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR __Y__ _____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering? _____ _____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   _Y_ _____

(2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   _____ _____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   _Y_ _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: __Robert Horn_____

Title: ___Assistant Vice President_____

Date: ____January 25, 2005_____

SCHEDULE B

RULE 10f-3 REPORT FORM

Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures

1. Name of Fund: _____ LPL Fixed Income Fund _____

2. Name of Issuer: _____ SBC Communications 5.10 _____

3. Underwriter from whom purchased: _____ JPM Chase _____

4. Affiliated Underwriter managing or participating in underwriting syndicate: _____ DBSI _____

   _____

5. Aggregate principal amount of purchase by all investment companies advised by the
   Adviser: _____ 60,000,000 _____

6. Aggregate principal amount of offering:
   _____ 2,250,000,000 _____

7. Purchase price (net of fees and expenses): _____ 99.891 _____

8. Offering price at close of first day on which any sales were made: _____ 99.891 _____

9. Date of Purchase: _____ 10/27/04 _____

10. Date offering commenced: _____ 10/27/04 _____

11. Commission, spread or profit: _____ .45 _____ % $ _____ 4.50 _____ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

	Yes	No
part of an issue registered under the Securities Act of 1933 which is being offered to the public;	Y	
part of an issue of Government Securities;		
Eligible Municipal Securities;		
sold in an Eligible Foreign Offering; OR		
sold in an Eligible Rule 144A Offering?		

(See Rule 10f-3 Procedures for definitions of defined terms used
herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __Y__   _____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   _____   _____

c. The underwriting was a firm commitment underwriting?   __Y__   _____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __Y__   _____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __Y__   _____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __Y__   _____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   _____   _____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   Y   ____

(2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   ____   ____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   Y   ____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: Robert Horn

Title: Assistant Vice President

Date: January 25, 2005

SCHEDULE B

RULE 10f-3 REPORT FORM

Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures

1. Name of Fund: _____LPL Fixed Income Fund_____

2. Name of Issuer: _____Westfield Cap 4.375_____

3. Underwriter from whom purchased: _____Salomon Brothers_____

4. Affiliated Underwriter managing or participating in underwriting syndicate: ____DBSI____

5. Aggregate principal amount of purchase by all investment companies advised by the
   Adviser: _____40,000,000_____

6. Aggregate principal amount of offering: _____700,000,000_____

7. Purchase price (net of fees and expenses): _____99.626_____

8. Offering price at close of first day on which any sales were made: _____99.926_____

9. Date of Purchase: _____10/26/04_____

10. Date offering commenced: _____10/26/04_____

11. Commission, spread or profit: _____.375_____% $___3.75___ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

    part of an issue registered under the Securities Act of 1933   __Y__   _____
    which is being offered to the public;

    part of an issue of Government Securities;   _____   _____

    Eligible Municipal Securities;   _____   _____

    sold in an Eligible Foreign Offering; OR   _____   _____

    sold in an Eligible Rule 144A Offering?   _____   _____

(See Rule 10f-3 Procedures for definitions of defined terms used
herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __Y__ ____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   ____ ____

c. The underwriting was a firm commitment underwriting?   __Y__ ____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __Y__ ____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __Y__ ____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __Y__ ____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   ____ ____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or
indirect participant in or beneficiary of the sale; OR   Y ___   ____

(2) With respect to the purchase of Eligible Municipal Securities, such
purchase was not designated as a group sale or otherwise allocated to
the account of an affiliated underwriter?   _____   _____

h. Information has or will be timely supplied to an appropriate officer of
the Trust for inclusion on SEC Form N-SAR and quarterly reports to
the Trust's Board of Trustees?   Y ___   ____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule
10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: ___Robert Horn_____

Title: ____Assistant Vice President_____

Date: _____January 25, 2005_____

SCHEDULE B
RULE 10f-3 REPORT FORM
Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures
Deutsche Asset Management Inc.

1. Name of Fund: __LPL Fixed Income Fund__

2. Name of Issuer: __Nexen Inc 5.875__

3. Underwriter from whom purchased: __Salomon Brothers__

4. Affiliated Underwriter managing or participating in underwriting syndicate: __DSBI__

    _____

5. Aggregate principal amount of purchase by all investment companies advised by the Adviser: __30,000,000.00__

6. Aggregate principal amount of offering: __790,000,000.00__

7. Purchase price (net of fees and expenses): __99.497__

8. Offering price at close of first day on which any sales were made: __99.497__

9. Date of Purchase: __3/07/05__

10. Date offering commenced: __3/0705__

11. Commission, spread or profit: ____.875____ % $__87.50__ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

      part of an issue registered under the Securities Act of 1933   __Y__ _____
      which is being offered to the public;

      part of an issue of Government Securities;   _____ _____

      Eligible Municipal Securities;   _____ _____

      sold in an Eligible Foreign Offering; OR   _____ _____

      sold in an Eligible Rule 144A Offering?   _____ _____

(See Rule 10f-3 Procedures for definitions of defined terms used herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __Y__ ____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   ____ ____

c. The underwriting was a firm commitment underwriting?   __Y__ ____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __Y__ ____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __Y__ ____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __Y__ ____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   ____ ____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   Y   ___

    (2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   ____   ____

h.   Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   Y   ___

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: Robert Horn

Title: Assistant Vice President

Date: April 19, 2005

SCHEDULE B
RULE 10f-3 REPORT FORM
Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures
Deutsche Asset Management Inc.

1. Name of Fund: __LPL Fixed Income Fund__

2. Name of Issuer: __Westo 05-1 D 4.25__

3. Underwriter from whom purchased: __CSFB__

4. Affiliated Underwriter managing or participating in underwriting syndicate: __DSBI__

5. Aggregate principal amount of purchase by all investment companies advised by the Adviser: ___6,500,000.00__

6. Aggregate principal amount of offering: __64,000,000.00__

7. Purchase price (net of fees and expenses): ___99.9859__

8. Offering price at close of first day on which any sales were made: __99.9859__

9. Date of Purchase: __1/13/05__

10. Date offering commenced: __1/13/05__

11. Commission, spread or profit: ___.57___ % $ __5.70__ / share

12. Have the following conditions been satisfied?   Yes   No

a. The securities are:

	Yes	No
part of an issue registered under the Securities Act of 1933 which is being offered to the public;	Y	
part of an issue of Government Securities;		
Eligible Municipal Securities;		
sold in an Eligible Foreign Offering; OR		
sold in an Eligible Rule 144A Offering?		

(See Rule 10f-3 Procedures for definitions of defined terms used herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   __Y__ ____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   ____ ____

c. The underwriting was a firm commitment underwriting?   __Y__ ____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   __Y__ ____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   __Y__ ____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   __Y__ ____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   ____ ____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or indirect participant in or beneficiary of the sale; OR   __Y__ _____

(2) With respect to the purchase of Eligible Municipal Securities, such purchase was not designated as a group sale or otherwise allocated to the account of an affiliated underwriter?   _____ _____

h. Information has or will be timely supplied to an appropriate officer of the Trust for inclusion on SEC Form N-SAR and quarterly reports to the Trust's Board of Trustees?   __Y__ _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule 10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: _Robert Horn_____

Title: __Assistant Vice President_____

Date:__April 19, 2005_____

SCHEDULE B
RULE 10f-3 REPORT FORM
Record of Securities Purchased
Under the Optimum Fund Trust's Rule 10f-3 Procedures
Deutsche Asset Management Inc.

1. Name of Fund: __LPL Fixed Income Fund__

2. Name of Issuer: __National Capital Trust__

3. Underwriter from whom purchased: __Merrill Lynch__

4. Affiliated Underwriter managing or participating in underwriting syndicate: __DSBI__

5. Aggregate principal amount of purchase by all investment companies advised by the Adviser: __45,000,000.00__

6. Aggregate principal amount of offering: __800,000,000.00__

7. Purchase price (net of fees and expenses): __100.00__

8. Offering price at close of first day on which any sales were made: __100.00__

9. Date of Purchase: __3/16/05__

10. Date offering commenced: __3/16/05__

11. Commission, spread or profit: ____.65____ % $ __6.50__ / share

12. Have the following conditions been satisfied?   <u>Yes</u>   <u>No</u>

a. The securities are:

	Yes	No
part of an issue registered under the Securities Act of 1933 which is being offered to the public;	Y	
part of an issue of Government Securities;		
Eligible Municipal Securities;		
sold in an Eligible Foreign Offering; OR		
sold in an Eligible Rule 144A Offering?		

(See Rule 10f-3 Procedures for definitions of defined terms used herein.)

b. (1) The securities were purchased prior to the end of the first day on which any sales were made, at a price that is not more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase that are required by law to be granted to existing security holders of the issuer); OR   Y   _____

(2) If the securities to be purchased were offered for subscription upon exercise of rights, such securities were purchased on or before the fourth day preceding the day on which the rights offering terminates?   _____ _____

c. The underwriting was a firm commitment underwriting?   Y   _____

d. The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period?   Y   _____

e. The issuer of the securities, except for Eligible Municipal Securities, and its predecessors has been in continuous operation for not less than three years?   Y   _____

f. (1) The amount of the securities, other than those sold in an Eligible Rule 144A Offering (see below), purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the principal amount of the offering; OR   Y   _____

(2) If the securities purchased were sold in an Eligible Rule 144A Offering, the amount of such securities purchased by all of the investment companies advised by the Adviser and any purchases by another account with respect to which the Adviser has investment discretion if the Adviser exercised such discretion with respect to the purchase, did not exceed 25% of the total of:

(i) The principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, as defined in Rule 144A(a)(1), plus

(ii) The principal amount of the offering of such class in any concurrent public offering?   _____ _____

g. (1) No affiliated underwriter of the Purchasing Fund was a direct or
    indirect participant in or beneficiary of the sale; OR   __Y__ _____

    (2) With respect to the purchase of Eligible Municipal Securities, such
    purchase was not designated as a group sale or otherwise allocated to
    the account of an affiliated underwriter?   _____ _____

h. Information has or will be timely supplied to an appropriate officer of
    the Trust for inclusion on SEC Form N-SAR and quarterly reports to
    the Trust's Board of Trustees?   __Y__ _____

All purchases described in this report were executed in compliance with Rule 10f-3 and the Rule
10f-3 procedures adopted by the Board of Trustees of Optimum Fund Trust.

I have submitted these answers and completed this form based on all available information.

Name: _Robert Horn_____

Title: __Assistant Vice President_____

Date:__April 19, 2005_____